Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE FIRST QUARTER 2020

May 6, 2020

Investor Relations phone:

+49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation adjusted results	page 10
Outlook 2020	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended March 31			Change
in € million, except share data, unaudited	2020	2019	Change	at cc
Health Care Services	3,595	3,317	8.4%	6.5%
Health Care Products	893	816	9.6%	9.3%
Total revenue	4,488	4,133	8.6%	7.1%
Costs of revenue	3,077	2,867	7.3%	6.0%
Gross profit	1,411	1,266	11.5%	9.5%
Selling, general and administrative	854	720	18.6%	16.9%
(Gain) loss related to divestitures of Care Coordination activities	(24)	—	n.a.	n.a.
Research and development	46	29	60.6%	58.3%
Income from equity method investees	(20)	(20)	1.9%	1.9%
Operating income	555	537	3.5%	1.1%
Operating income margin in %	12.4%	13.0%
Interest income	(9)	(28)	-68.7%	-68.3%
Interest expense	113	136	-16.8%	-18.0%
Interest expense, net	104	108	-3.4%	-4.9%
Income before taxes	451	429	5.2%	2.6%
Income tax expense	100	101	-0.4%	-2.8%
Net income	351	328	6.9%	4.3%
Net income attributable to noncontrolling interests	68	57	18.7%	15.2%
Net income attributable to shareholders of FMC-AG & Co. KGaA	283	271	4.4%	2.0%
Operating income	555	537	3.5%	1.1%
Depreciation, amortization and impairment loss	401	362	10.6%	8.6%
EBITDA	956	899	6.3%	4.1%
EBITDA margin in %	21.3%	21.8%
Weighted average number of shares	297,842,343	306,659,364
Basic earnings per share	€0.95	€0.88	7.5%	5.0%
Basic earnings per ADS	€0.47	€0.44	7.5%	5.0%

Segment information

	Three months ended March 31			Change
unaudited	2020	2019	Change	at cc
Total
Revenue in € million	4,488	4,133	8.6%	7.1%
Operating income in € million	555	537	3.5%	1.1%
Operating income margin in %	12.4%	13.0%
Delivered Operating Income in € million	487	480	1.7%	-0.6%
Days sales outstanding (DSO)	77	83
Employees (full-time equivalents)	121,403	118,308

North America
Revenue in € million	3,186	2,887	10.4%	7.2%
Operating income in € million	463	372	24.4%	21.1%
Operating income margin in %	14.5%	12.9%
Delivered Operating Income in € million	398	319	24.9%	21.6%
Days sales outstanding (DSO)	65	72

EMEA
Revenue in € million	679	653	4.0%	4.1%
Operating income in € million	101	138	-26.7%	-26.6%
Operating income margin in %	14.9%	21.1%
Delivered Operating Income in € million	100	136	-26.4%	-26.4%
Days sales outstanding (DSO)	98	96

Asia-Pacific
Revenue in € million	443	428	3.6%	2.6%
Operating income in € million	77	95	-18.9%	-19.5%
Operating income margin in %	17.3%	22.1%
Delivered Operating Income in € million	75	93	-19.0%	-19.5%
Days sales outstanding (DSO)	103	117

Latin America
Revenue in € million	168	161	4.1%	24.4%
Operating income in € million	7	11	-39.8%	-39.5%
Operating income margin in %	4.1%	7.1%
Delivered Operating Income in € million	7	11	-39.3%	-39.2%
Days sales outstanding (DSO)	133	120

Corporate
Revenue in € million	12	4	187.0%	182.0%
Operating income in € million	(93)	(79)	16.7%	16.2%
Delivered Operating Income in € million	(93)	(79)	16.8%	16.3%

Balance sheet

	March 31	December 31
in € million, except net leverage ratio, unaudited	2020	2019

Assets
Current assets	7,856	7,165
Goodwill and intangible assets	15,727	15,444
Right of use assets	4,401	4,325
Other non-current assets	6,088	6,001
Total assets	34,072	32,935

Liabilities and equity
Current liabilities	8,602	7,007
Non-current liabilities	12,200	12,701
Total equity	13,270	13,227
Total liabilities and equity	34,072	32,935

Equity/assets ratio	39%	40%

Debt and lease liabilities
Short-term debt	1,507	1,150
Short-term debt from related parties	521	22
Current portion of long-term debt	1,965	1,447
Current portion of long-term lease liabilities	630	622
Current portion of long-term lease liabilities from related parties	17	17
Long-term debt, less current portion	5,803	6,458
Long-term lease liabilities, less current portion	4,030	3,960
Long-term lease liabilities from related parties, less current portion	104	106
Total debt and lease liabilities	14,577	13,782
Minus: Cash and cash equivalents	(1,405)	(1,008)
Total net debt and lease liabilities	13,172	12,774

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,461	1,439
Income tax expense	401	402
Interest income	(42)	(62)
Interest expense	468	491
Depreciation and amortization	1,590	1,553
Adjustments (1)	93	110
Annualized adjusted EBITDA	3,971	3,933

Net leverage ratio	3.3	3.2

(1) Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2020: €5 M; 2019: -€71 M), non-cash charges, primarily related to pension expense (2020: €46 M; 2019: €46 M), impairment loss (2020: €42 M; 2019: €40 M) and NxStage related transaction costs (2019: €95 M).

Cash flow statement

	Three months ended March 31
in € million, unaudited	2020	2019
Operating activities
Net income	351	328
Depreciation / amortization / impairment loss	401	362
Change in working capital and other non-cash items	(168)	(614)
Net cash provided by (used in) operating activities	584	76
In percent of revenue	13.0%	1.8%

Investing activities
Purchases of property, plant and equipment	(282)	(201)
Proceeds from sale of property, plant and equipment	2	2
Capital expenditures, net	(280)	(199)

Free cash flow	304	(123)
In percent of revenue	6.8%	-3.0%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(38)	(1,829)
Proceeds from divestitures	6	11
Acquisitions and investments, net of divestitures	(32)	(1,818)
Free cash flow after investing activities	272	(1,941)

Revenue development

in € million, unaudited	2020	2019	Change	Change at cc	Organic growth	Same market treatment growth(1)
Three months ended March 31
Total revenue	4,488	4,133	8.6%	7.1%	3.8%
Health Care Services	3,595	3,317	8.4%	6.5%	4.1%	3.4%
Thereof Dialysis Care revenue	3,198	2,957	8.1%	6.4%	3.6%	3.4%
Thereof Care Coordination revenue	397	360	10.1%	7.5%	9.0%
Health Care Products	893	816	9.6%	9.3%	2.3%

North America	3,186	2,887	10.4%	7.2%	3.2%
Health Care Services	2,908	2,680	8.5%	5.4%	3.0%	3.1%
Thereof Dialysis Care revenue	2,571	2,372	8.4%	5.2%	2.3%	3.1%
Thereof Care Coordination revenue	337	308	9.3%	6.1%	9.1%
Health Care Products	278	207	34.4%	30.5%	6.4%

EMEA	679	653	4.0%	4.1%	3.0%
Health Care Services	341	324	5.3%	5.6%	4.3%	2.4%
Health Care Products	338	329	2.7%	2.7%	1.7%
Thereof Dialysis Products	314	310	1.2%	1.1%	0.1%
Thereof Non-Dialysis Products	24	19	28.9%	28.8%	28.8%

Asia-Pacific	443	428	3.6%	2.6%	1.9%
Health Care Services	218	199	9.7%	7.6%	6.5%	5.9%
Thereof Dialysis Care revenue	158	147	7.8%	4.7%	5.7%	5.9%
Thereof Care Coordination revenue	60	52	15.0%	15.8%	8.5%
Health Care Products	225	229	-1.7%	-1.7%	-1.8%
Thereof Dialysis Products	220	229	-3.7%	-3.7%	-3.8%
Thereof Non-Dialysis Products	5	—	n.a.	n.a.	n.a.

Latin America	168	161	4.1%	24.4%	17.1%
Health Care Services	121	114	5.0%	28.5%	19.7%	4.9%
Health Care Products	47	47	1.8%	14.2%	10.5%

Corporate	12	4	187.0%	182.0%
Health Care Services	7	—	n.a.	n.a.
Health Care Products	5	4	16.9%	16.9%

(1) same market treatment  growth = organic growth less price effects

Key metrics North America segment

	Three months ended March 31			Change
unaudited	2020	2019	Change	at cc
Dialysis
Revenue in € million	2,849	2,579	10.5%	7.3%
Operating income in € million	416	332	25.2%	21.8%
Operating income margin in %	14.6%	12.9%
Delivered Operating Income in € million	359	285	26.1%	22.8%

Care Coordination
Revenue in € million	337	308	9.3%	6.1%
Operating income in € million	47	40	18.1%	14.8%
Operating income margin in %	14.0%	13.0%
Delivered Operating Income in € million	39	34	14.7%	11.5%

Key metrics Dialysis Care Services

	Three months ended March 31, 2020
		Growth			Growth		Growth
unaudited	Clinics	in %	De novos	Patients	in %	Treatments	in %
Total	4,002	1%	27	348,703	4%	13,179,096	5%
North America	2,597	1%	15	213,221	4%	8,096,332	5%
EMEA	786	1%	6	66,843	2%	2,511,370	1%
Asia-Pacific	376	-6%	5	31,337	-1%	1,145,897	4%
Latin America	243	5%	1	37,302	12%	1,425,497	11%

Key metrics Care Coordination

	Three months ended March 31
unaudited	2020	2019	Change	Change at cc
North America
Member months under medical cost management(1)	171,525	170,903	0.4%
Medical cost under management (in € million)(1)	1,116	1,071	4.2%	1.2%
Care Coordination patient encounters	207,241	272,353	-23.9%

(1) Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Quality data(1)

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Kt/V > 1.2	97	97	94	95	96	97	98	99
Hemoglobin = 10-12 g/dl	70	70	82	82	50	49	55	56
Calcium = 8.4-10.2 mg/dl	80	85	79	79	75	77	74	74
Albumin > 3.5 g/dl(1)	80	81	89	89	90	91	88	90
Phosphate < 5.5 mg/dl	59	60	80	80	76	76	63	66
Patients without catheter (after 90 days)	81	83	78	79	79	80	83	85
in days
Days in hospital per patient year	10.2	11.1	7.5	7.8	4.2	4.3	2.3	3.0

(1) Definitions cf. Annual Report 2018, Section “Non-Financial Group Report”

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended
	March 31
in € million, unaudited	2020	2019
Delivered Operating Income reconciliation
Total
Operating income	555	537
less noncontrolling interests	(68)	(57)
Delivered Operating Income	487	480

North America
Operating income	463	372
less noncontrolling interests	(65)	(53)
Delivered Operating Income	398	319

Dialysis
Operating income	416	332
less noncontrolling interests	(57)	(47)
Delivered Operating Income	359	285

Care Coordination
Operating income	47	40
less noncontrolling interests	(8)	(6)
Delivered Operating Income	39	34

EMEA
Operating income	101	138
less noncontrolling interests	(1)	(2)
Delivered Operating Income	100	136

Asia-Pacific
Operating income	77	95
less noncontrolling interests	(2)	(2)
Delivered Operating Income	75	93

Dialysis
Operating income	75	89
less noncontrolling interests	(2)	(2)
Delivered Operating Income	73	87

Care Coordination
Operating income	2	6
less noncontrolling interests	0	0
Delivered Operating Income	2	6

Latin America
Operating income	7	11
less noncontrolling interests	0	0
Delivered Operating Income	7	11

Corporate
Operating income	(93)	(79)
less noncontrolling interests	0	0
Delivered Operating Income	(93)	(79)

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

							Change
				Cost	Results	Change	(adjusted
	Results	Results	NxStage	optimization	2019	(adjusted	results)
in € million, except share data, unaudited	2020	2019	costs	costs	adjusted	results)	at cc
Three months ended March 31
Total revenue	4,488	4,133			4,133	8.6%	7.1%
EBITDA	956	899	16	4	919	4.0%	1.9%
Total operating income	555	537	16	4	557	-0.3%	-2.5%
North America	463	372	16	4	392	18.1%	15.0%
Dialysis	416	332	16	4	352	18.2%	15.0%
Care Coordination	47	40			40	18.1%	14.8%
EMEA	101	138			138	-26.7%	-26.6%
Asia-Pacific	77	95			95	-18.9%	-19.5%
Dialysis	75	89			89	-15.9%	-16.8%
Care Coordination	2	6			6	-64.0%	-59.8%
Latin America	7	11			11	-39.8%	-39.5%
Corporate	(93)	(79)			(79)	16.9%	16.4%
Interest expense, net	104	108			108	-3.4%	-4.9%
Income tax expense	100	101	4	1	106	-5.3%	-7.6%
Net income attributable to noncontrolling interests	68	57			57	18.7%	15.2%
Net income(1)	283	271	12	3	286	-1.0%	-3.3%
Basic earnings per share	€0.95	€0.88	€0.04	€0.01	€0.93	2.0%	-0.4%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

Outlook 2020

		Outlook 2020
	Results 2019	(at Constant Currency)
Revenue(1)	€17,477 M	mid to high single digit growth rate
Operating income(1)	€2,356 M	mid to high single digit growth rate
Delivered Operating Income(1)	€2,117 M	mid to high single digit growth rate
Net income(1),(2)	€1,236 M	mid to high single digit growth rate
Basic earnings per share growth(1),(2) at Constant Currency	—	assessed based on expected development of net income and shares outstanding
Capital expenditures	€1.1 BN	€1.1 - €1.3 BN
Acquisitions and investments(3)	€2.2 BN	€0.5 - €0.7 BN
Net cash provided by (used in) operating activities in % of revenue	14.7%	> 12.5%
Free cash flow in % of revenue	8.3%	> 5%
Net leverage ratio	3.2	< 3.5
ROIC	6.1%	> 6.0%
Dividend per share(4)	€1.20	assessed based on expected development of net income and shares outstanding
Employees(5)	120,659	> 124,000
Research and development expenses	€168 M	€210 - €230 M

(1)         Outlook 2020 excl. the impact from the COVID-19 pandemic and special items. Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. Growth rates based on adjusted results 2019 including IFRS 16 implementation and NxStage operations.

(2)         Net income attributable to shareholders of FMC-AG & Co. KGaA.

(3)         Excluding investments in debt securities.

(4)         Results 2019: proposal to be approved by the 2020 Annual General Meeting.

(5)         Full-time equivalents.